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SEC 14045612 MMISSION

RECEIVED FEB 2 7 2014

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ANNUAL AUDITED REPORT
F[redacted]
PART III

SEC FILE NUMBER
8- 10367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Morton Seidel & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8730 Wilshire Blvd., Suite 530
(No. and Street)

Beverly Hills, (City) CA (State) 90211-2708 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas N. Tone, C.P.A. (805) 496-5474
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tone, Walling & Kissinger, Certified Public Accountants
(Name - *if individual, state last, first, middle name*)

100 E. Thousand Oaks Bl. #257, (Address) Thousand Oaks, (City) CA (State) 91360 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Seidel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morton Seidel & Company, Inc., as of December 31, 2013, xxxxx, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

EVA JEN
Commission # 2052730
Notary Public - California
Los Angeles County
My Comm Expires Jan 17, 2018

Signature

Chairman of the Board

Title

Notary Public

EVA JEN
Commission # 2052730
Notary Public - California
Los Angeles County
My Comm Expires Jan 17, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORTON SEIDEL & COMPANY, INC.

STATEMENT OF
FINANCIAL CONDITION
as of
December 31, 2013
together with
Independent Auditors' Report

TONE, WALLING & KISSINGER
CERTIFIED PUBLIC ACCOUNTANTS

MORTON SEIDEL & COMPANY, INC.

STATEMENT OF
FINANCIAL CONDITION
as of
December 31, 2013
together with
Independent Auditors' Report

MORTON SEIDEL & COMPANY, INC.
BEVERLY HILLS, CALIFORNIA

FINANCIAL STATEMENTS, FORM X-17A-5,
PART III,
SUPPLEMENTAL SCHEDULES
AND
INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2013

TABLE OF CONTENTS

TONE, WALLING & KISSINGER
CERTIFIED PUBLIC ACCOUNTANTS

100 E. THOUSAND OAKS BOULEVARD, SUITE 257, THOUSAND OAKS, CA 91360 PH 805-496-5474 FAX 805-495-1832

Independent Auditors' Report on Financial Information and Supplemental Schedules

TO: The Board of Directors and Stockholders

Report on the Financial Statements

We have audited the accompanying statement of financial condition of MORTON SEIDEL & COMPANY, INC. (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and the fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morton Seidel & Company, Inc. as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Tom, Walling & Kusinger

February 3, 2014.

MORTON SEIDEL COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 323,857
Fixed assets, at cost, less accumulated depreciation of $70,458	39,114
Deposit	3,280
	$ 366,251

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 511
Income taxes payable	3,211
	3,722
STOCKHOLDERS' EQUITY	
Common Stock, $100 par value, 2,000 shares authorized, 500 issued and outstanding	50,000
Paid-in capital	17,452
Retained earnings	295,077
	362,529
	$ 366,251

See accompanying notes to the financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business, Risks and Exposures

The Company processes broker-dealer transactions on a fully disclosed basis. Possible operational risks may arise in the incorrect processing of a customer's transactions. The Company's management has in place the proper operational controls to mitigate these risks.

While customer accounts are protected by an insurance policy at the clearing firm, in the unlikely event of the failure of the clearing organization, the Company has a credit risk to the extent there is any money due from the clearing firm. Presently there is no concentration of business from anyone customer or group of related customers significant enough to negatively impact the Company should anyone event, such as the loss of one customer, occur.

Basis of Presentation

The statement of financial condition is presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Recognition of Income

The Company, incorporated in California and a member of the Financial Industry Regulatory Authority (FINRA), uses the settlement date for income and expense recognition of commissions.

Fixed Assets and Depreciation

Fixed assets, primarily furniture, computer equipment and an auto, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over an estimated useful life of the asset from five to seven years.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is classified as a C corporation under the Inter Revenue Code. Income taxes are provided on book income. Deferred tax liabilities and assets may arise from the expected future tax consequences of events that have been included in the financial statements or tax returns, and are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Investments

The Company presently carries no financial instruments of any kind (including financial instruments with off-balance-sheet risk), except for a money market account included in cash and cash equivalents in the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid U. S. debt instruments purchased with a maturity that could exceed three months to be cash equivalents.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between December 31, 2013 and February 3, 2014, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is required under provisions of the Securities Exchange Act of 1934 (SEA of 1934) Rule 15c3-1 to maintain a minimum net capital, and a ratio of aggregate indebtedness to net capital of not greater than 8 to 1. As of year-end, the Company's net capital was $316,121 which was $266,121 in excess of its required net capital. The Company's net aggregate indebtedness to capital ratio was 0.0118 to 1.

NOTE 3 - COMMITMENTS

The Company's offices are presently rented under a month-to-month rental agreement. Rent expense including parking, totaled $49,659 for the year.

NOTE 4 - INCOME TAXES

Deferred income taxes, when applicable, are primarily the result of timing differences between financial statement and tax reporting in accordance with FASB ASC 740, and are presently immaterial, and therefore not recorded. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. The Company's policy is to record interest expense and penalties assessed by taxing authorities in operating expense when applicable. No such amounts are included in the financial statements as none have been assessed by any taxing authority. The 2010, 2011, and 2012 tax returns remain open and are subject to examination by the federal and state jurisdiction.